Exhibit 4.1

AMERICAN GREETINGS CORPORATION

and

J.P. MORGAN TRUST COMPANY,

NATIONAL ASSOCIATION

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of May 25, 2006

FIRST SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”), dated as of May 25, 2006, between AMERICAN GREETINGS CORPORATION, an Ohio corporation (the “Company”), and J.P. Morgan Trust Company, National Association, a national banking association, as Trustee (the “Trustee”), to the INDENTURE, dated as of July 27, 1998, between the Company and the Trustee (the “Indenture”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Indenture.

WHEREAS, the Company desires to amend the Indenture;

WHEREAS, Section 902 of the Indenture permits amendment of the Indenture in this respect by the Company and the Trustee, with the consent of the Holders of at least 66 2/3% in principal amount of the Outstanding Securities of each series affected by such amendment;

WHEREAS, the Company’s 6.10 % Senior Notes due August 1, 2028 (the “Notes”) represent the only Outstanding Securities issued under the Indenture;

WHEREAS, the Company has commenced, pursuant to the Offer to Purchase and Consent Solicitation Statement of the Company, dated April 6, 2006 (the “Offer to Purchase”), an offer to purchase all of the Outstanding Notes (the “Tender Offer”) and a solicitation (the “Solicitation”) to obtain the consent of the Holders (the “Consent”) of at least 66 2/3% in Outstanding principal amount of the Notes to the Proposed Amendments (as defined in the Offer to Purchase); and

WHEREAS, the Company hereby certifies that the Holders of at least 66 2/3% in principal amount of the Notes currently Outstanding have provided consents to the execution and delivery by the Company and the Trustee of this Supplemental Indenture in accordance with the provisions of the Indenture, and all other conditions precedent, if any, provided for in the Indenture relating to the execution of this Supplemental Indenture have been complied with as of the date hereof.

NOW, THEREFORE, the parties hereto agree as follows:

1. Amendments to Article Five, Article Eight, and Article Ten.

a. The Indenture is hereby amended by (i) deleting the text of Sections 1008, 1009, 1010, 801(3) and 501(5) of the Indenture and replacing them with the words “Intentionally Omitted,” and (ii) deleting all references to such sections and clauses in their entirety, including without limitation all references, direct or indirect, thereto in Section 501, “Events of Default.”

b. The Indenture is hereby amended by deleting those definitions from the Indenture for which all references to such definitions will be eliminated as a result of the provisions of the preceding subsections.

2. Miscellaneous

a. Ratification of Agreement. As supplemented by this Supplemental Indenture, the Indenture is in all respects ratified and confirmed and the Indenture, as so supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument. Except as provided for in this Supplemental Indenture, the Indenture shall remain in full force and effect. The consent of the Holders of the Notes to this Supplemental Indenture shall not constitute an amendment or waiver of any provision of the Indenture except to the extent expressly set forth herein, and shall not be construed as a waiver or consent to any further or future action on the part of the Company.

b. Definitions. All capitalized terms used herein without definition shall have the meanings specified to them in the Indenture.

c. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

d. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

e. Effectiveness. This Supplemental Indenture and the amendments described in Section 1 hereof shall become effective upon the occurrence of each of the following: (a) the receipt by the Trustee of (i) an Officers’ Certificate certifying that the Holders of at least 66 2/3% in principal amount of the Outstanding Notes have consented (and not validly revoked such consents) to this Supplemental Indenture and (ii) evidence of such consents by the Holders of at least 66 2/3% in principal amount of the Outstanding Notes; (b) the execution hereof by the Company and the Trustee; and (c) when the Company accepts Notes for payment pursuant to the Offer and the Solicitation on the Acceptance Date (as defined in the Offer to Purchase).

f. Trustee. The Trustee accepts the trusts created by the Indenture, as amended and supplemented by this Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as amended and supplemented by this Supplemental Indenture. Without limiting the generality of the foregoing, the Trustee assumes no responsibility for the correctness of the recitals herein contained, the Offer to Purchase, the Tender Offer, the Solicitation, and the Consents, which shall be taken as the statements of the Company, and the Trustee shall not be responsible or accountable in any way whatsoever for or with respect to the validity or execution or sufficiency of this Supplemental Indenture, and the Trustee makes no representation with respect thereto. All of the provisions contained in the Indenture in respect of the rights, privileges, immunities, powers, and duties of the Trustee shall be applicable in respect of the Supplemental Indenture as fully and with like force and effect as though fully set forth in full herein.

g. Indemnification of Trustee. The Company agrees to indemnify and hold harmless the Trustee from and against any and all claims, demands, causes of action, losses,

damages, liabilities, costs and expenses (including, without limitation, attorneys’ fees and court costs) at any time asserted against or incurred by the Trustee by reason of, arising out of or in connection with the execution of this Supplemental Indenture, except for the Trustee’s own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Supplemental Indenture to be duly executed as of the date first above written.

AMERICAN GREETINGS CORPORATION

By:	/s/ Stephen J. Smith
Name:	Stephen J. Smith
Title:	Vice President, Treasurer and Investor Relations

J.P. MORGAN TRUST COMPANY,
NATIONAL ASSOCIATION
as Trustee

By:	/s/ George N. Reaves
Name:	George N. Reaves
Title:	Vice President

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